

December 29, 2011

Via E-mail
Mr. John P. Rielly
Senior Vice President and Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas, 40th Floor
New York, NY 10036

> **Re:** **Hess Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Response Letter Dated December 2, 2011**
> **File No. 001-01204**

Dear Mr. Rielly:

We have reviewed your response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 2 – Acquisitions and Divestitures, page 57

1. Please tell us how you determined that your reporting unit – the level at which you test goodwill for impairment – is the same as the Exploration and Production operating segment. Pease tell us why your reporting unit is not a lower component of the operating segment. Please provide a detailed analysis of how you applied the guidance of FASB ASC 350-20-35-33 through 35-37.

Closing Comments

       You may contact James Giugliano at (202) 551-3319 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237, Alexandra Ledbetter at (202) 551-3317 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director